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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------


                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 Amendment No. 1

                             -----------------------

           HISTORIC PRESERVATION PROPERTIES 1989 LIMITED PARTNERSHIP
             (Name of Subject Company and Person filing Statement)

                             ----------------------

                            Limited Partnership Units

                             ----------------------

                               Mark Tarallo, Esq.
                              Holland & Knight LLP
                               10 St. James Avenue
                                Boston, MA 02116
                                 (617) 523-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

_____ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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Amendment No. 1

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement in Schedule 14D-9 filed by Historic Preservation Properties 1989 Limited Partnership, a Delaware Limited Partnership, and its General Partner, Boston Historic Properties Limited Partnership. The information in the Solicitation/Recommendation Statement, including all schedules and exhibits, is expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.


Item 2. Identity and Background of Filing Person.

     The name, address and telephone number of the filing person are as follows:


          Historic Preservation Properties 1989 Limited Partnership c/o Boston Historic Partners Limited Partnership
          45 Broad Street, 3rd Floor
          Boston, MA  02109
          (617) 422-5815

     Boston Historic Partners Limited Partnership holds a 1% General Partner Interest in the Partnership and serves as its General Partner, and joins the Partnership in the recommendation set forth below.


     The Statement relates to the tender offer initiated on or about November 29, 2002 for up to Three Thousand Nine Hundred Eighty-eight (3,988) of the outstanding units of limited partner interest in the Partnership by:

          Equity Resource Arlington Fund Limited Partnership
          44 Brattle Street
          Cambridge, MA  02138

     The tender offeror will hereinafter be referred to as "Equity Resource". The Equity Resource tender offer will hereinafter be referred to as the "Equity Offer".




Item 4. The Solicitation or Recommendation.


     The Partnership through its General Partner, has reviewed and considered the Equity Offer on behalf of the Partnership. For the reasons stated below, the Partnership is expressing no opinion and is remaining neutral with respect to the Equity Offer.


     - Neither the Partnership nor, to the General Partner's knowledge, Equity Resource has retained a third party to perform an evaluation to determine whether the price offered in the Equity Offer is fair.


     - As the market for the Partnership units is an illiquid market, the Partnership is unable to determine a fair market value for the units.



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     -    Each individual limited partner's financial status is different, and the Partnership is unable to make a recommendation because a sale of the Partnership units would impact each limited partner differently.

     - Limited partners who tender their Units could experience tax consequences upon sale of their Units, and because the Partnership is unable to provide advice or guidance with respect to such tax consequences, it cannot make a recommendation with respect to the tender of Partnership units.


     Neither the Partnership nor the General Partner of the Partnership, nor any executive officer, director, affiliates or subsidiaries of the General Partner of the Partnership, intends to tender or sell the Units that are held of record or beneficially owned by them pursuant to the Equity Offer.




Item 7. Purposes of the Transaction and Plans or Proposals.

     The Partnership is not undertaking or engaged in any negotiations in response to the Equity Offer that relate to:


     1. A tender offer or other acquisition of the Partnership's securities by the Partnership, Boston Historic Partners Limited Partnership, any of their affiliates, or any other person; or


     2. Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or its subsidiaries

          a) Any purchase, sale or transfer of a material amount of assets of the Partnership;

          b) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.





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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HISTORIC PRESERVATION PROPERTIES
                                        1989 LIMITED PARTNERSHIP

                                        By: Boston Historic Partners Limited
                                            Partnership, General Partner

                                        By: Portfolio Advisory Services, Inc.,
                                            General Partner


Date: December 30, 2002                 By: /s/ Terrence P. Sullivan
      -----------------                    -----------------------------------
                                           Terrence P. Sullivan,
                                           President

                               and

Date: December 30, 2002                 By: /s/ Terrence P. Sullivan
      -----------------                    ----------------------------------
                                           Terrence P. Sullivan,
                                           General Partner



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